Exhibit 99.2
OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE UNAUDITED INTERIM CONDENSED CONSOLIDTAED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2020
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements as of and for the nine months ended September 30, 2020, appearing elsewhere in this Form 6-K, our audited consolidated financial statements and other financial information as of and for the year ended December 31, 2019 appearing in our Annual Report on Form 20-F for the year ended December 31, 2019 and Item 5 — “Operating and Financial Review and Prospects” of that Annual Report . The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including generally accepted accounting principles in the United States, or U.S. GAAP. The following discussion includes forward-looking statements that involve risks, uncertainties, and assumptions.
Forward-Looking Statements
Statements in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the United States Federal securities laws. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “might,” “will,” “could,” “would,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “seeks,” “estimates,” “predicts,” “potential,” “continue,” “contemplate” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our business outlook or future economic performance, anticipated revenues, expenses or other financial items, introductions and advancements in development of products, and plans and objectives related thereto, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.
Overview
We are a medical technology company focused on the development and commercialization of non-invasive medical devices to aid in the diagnosis of respiratory sleep disorders. We use a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep and cardiology markets. We offer a Total Sleep Solution, or TSS, to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs.
In the nine months ended September 30, 2020 and 2019, we have generated revenues of $28.3 million and $21.5 million, respectively, reflecting a growth rate of 31.5%. We have grown the sale of our WatchPAT family of products revenue from approximately $19.9 million for the nine months ended September 30, 2019 to $26.6 million for the nine months ended September 30, 2020, reflecting a growth rate of 33.6%.
Impact of COVID-19 on Our Business and Operations
In mid-March 2020, we began to experience the impact of the COVID-19 pandemic amplified by the American Academy of Sleep Medicine, or AASM, COVID-19 mitigation strategy guidance recommending the deferral of in-lab polysomnography, or PSG tests and special precautions for the use of reusable home sleep tests, or HSAT, services unless using fully disposable HSAT devices, such as our WatchPAT ONE device, which meets that criteria.

The general restriction and limitation posed by the pandemic, and amplified by these specific recommendations, began to significantly impact the sleep apnea testing market and our second quarter of 2020 revenue mix, with multiuse WatchPAT tests declining in the U.S. and Europe and WatchPAT ONE, as well as WatchPAT Direct orders increasing significantly. During the third quarter of 2020, we recorded pre COVID-19 multiuse WatchPAT tests in the U.S. and Europe. At the same time, the trend of increasing demand to our WatchPAT ONE and WatchPAT Direct orders continued during the third quarter of 2020, as well.
Trend Information
In addition to the information included above under the heading “Impact of COVID-19 on Our Business and Operations” and elsewhere in this Form 6-K, see Item 5- “Operating and Financial Review and Prospects — D. Trend Information” in our Annual Report on Form 20-F for the year ended December 31, 2019.
Results of Operations
The following discussion of our results of operations for the nine-month periods ended September 30, 2020 and September 30, 2019, including the following tables, which present selected financial information data in U.S. dollars and as a percentage of total revenues, is based upon our condensed consolidated statements of operations contained in our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this Form 6-K.
	Nine Months Ended September 30,
	2020	2019
	(in thousands, except per share data) (Unaudited)
Consolidated Statements of Operations Data:
Revenues	$28,262	$21,493
Cost of revenues	8,390	4,869
Gross profit	19,872	16,624
Operating expenses:
Selling and marketing	17,446	12,985
Research and development	4,064	3,165
General and administrative	6,051	4,491
Total operating expenses	27,561	20,641
Operating loss	(7,689)	(4,017)
Financial income (expenses):
Financial income	530	336
Financial expenses	(693)	(895)
Gain from derivative instruments, net	—	442
Financial expenses, net	(163)	(117)
Loss before taxes on income	(7,852)	(4,134)
Taxes on income	(147)	(135)
Net loss	$(7,999)	$(4,269)
Loss per share — basic and diluted (in U.S. dollars)	$(0.02)	$(0.01)

	Nine Months Ended September 30,
	2020	2019
	(Unaudited)
Consolidated Statements of Operations Data:
Revenues	100.0%	100.0%
Cost of revenues	29.7	22.7
Gross profit	70.3	77.3
Operating expenses:
Selling and marketing expenses	61.7	60.4
Research and development expenses	14.4	14.7
General and administrative expenses	21.4	20.9
Total operating expenses	97.5	96.0
Operating loss	(27.2)	(18.7)
Financial income (expenses):
Financial income	1.9	1.6
Financial expenses	(2.5)	(4.2)
Gain from derivative instruments, net	0.0	2.1
Financial income (expenses), net	(0.6)	(0.5)
Loss before taxes on income	(27.8)	(19.2)
Taxes on income	(0.5)	(0.7)
Net loss	(28.3)%	(19.9)%
Comparison of the Nine Months Ended September 30, 2020 to the Nine Months Ended September 30, 2019
Revenues
The following tables provide a breakdown of our revenues, by line of product and by geographic area, during the nine-month periods ended September 30, 2020 and 2019, as well as the percentage change between such periods:
	Nine months Ended September 30,		Increase %
	2020	2019
	(in thousands) (Unaudited)
WatchPAT and other related services	$26,601	$19,906	33.6
EndoPAT and other related services	1,661	1,587	4.7
Total	$28,262	$21,493	31.5

	Nine months Ended September 30,		Increase (decrease) %
	2020	2019
	(in thousands) (Unaudited)
United States and Canada	$21,786	$15,461	40.9
Japan	3,027	2,595	16.6
Europe	2,930	2,367	23.8
Asia Pacific (excluding Japan)	212	643	(67.0)
Other	307	427	(28.1)
Total	$28,262	$21,493	31.5

Our revenues in the nine months ended September 30, 2020 increased by 31.5% to $28.3 million compared with $21.5 million in the nine months ended September 30, 2019. Revenue growth was driven by an increase in WatchPAT sales in the U.S., Japan and Europe.
The increase in revenues from sale of our WatchPAT family of products in the nine-month period ended September 30, 2020, is mainly associated with the following: (i) an increase of 43.3% in sales in the U.S % to $21.6 million, compared to $15.1 million for the nine months ended September 30, 2019. The U.S. growth is primarily driven by the increase of WatchPAT ONE as well as WatchPAT Direct sales.; and (ii) ) an increase of 16.6% and 5.4% in sales in Japan and Europe, respectively, which is attributable to an increase in the volume of sales in such territories.
The portion of revenues from the sale of disposables (including WatchPAT ONE sales) out of total revenues in the nine-month period ended September 30, 2020 increased to 67%, from 62% in the nine-month period ended September 30, 2019 (such portion in the United States increased to 75% in the nine-month period ended September 30, 2019, from 70% in the nine-month period ended September 30, 2019), while the ratio of revenues from the sale of devices out of total revenues in the nine-month period ended September 30, 2020 decreased to 29%, from 30% in the nine-month period ended September 30, 2019. The change in the ratio between revenues from sale of disposables and sale of devices in the comparison periods was mainly attributed to an increase in the number of WatchPAT tests (and hence, use of disposables (including WatchPAT ONE) conducted during such periods, primarily in the United States.
Cost of Revenues and Gross Profit
Our cost of revenues for the nine months ended September 30, 2020 increased by 72.3% to $8.4 million, compared with $4.9 million in the nine months ended September 30, 2019, whereas our gross profit for the nine months ended September 30, 2020 increased by 19.5% to $19.9 million, compared with $16.6 million in the nine months ended September 30, 2019. The increase in absolute gross profit is primarily due to our increased volume of sales, partially offset by the decrease in our gross profit margin, as described below. The decrease in our gross profit margin to 70.3% in the nine months ended September 30, 2019, from 77.3% in the nine months ended September 30, 2019 was mainly driven by the increase in WatchPAT ONE sales with lower gross margin.
Operating Expenses
The following table sets forth a breakdown of our operating expenses (excluding cost of revenues) for the nine-month periods ended September 30, 2020 and 2019, as well as the percentage change between such periods:
	Nine months Ended September 30,		Increase %
	2020	2019
	(in thousands) (Unaudited)
Selling and marketing	$17,446	$12,985	34.4
Research and development	4,064	3,165	28.4
General and administrative	6,051	4,491	34.7
Total	$27,561	$20,641	33.5
Selling and Marketing
Selling and marketing expenses for the nine months ended September 30, 2020 increased by 34.4% to $17.4 million, compared with $13.0 million in the nine months ended September 30, 2019. This increase is primarily due to the expansion of the U.S. sales team into new geographical territories and verticals resulted in an increase in employee related costs (including payroll, sales commissions and share-based compensation).
Research and Development
Research and development, or R&D, expenses increased by 28.4% to $4.1 million in the nine months ended September 30, 2020, compared with $3.2 million in the nine months ended September 30, 2019. This increase is primarily driven by the development of our digital health platform resulted in an increase in personnel to support product development.
General and Administrative Expenses
General and administrative, or G&A, expenses increased by 34.7% to $6.1 million in the nine months ended September 30, 2020, compared with $4.5 million in the nine months ended September 30, 2019. This increase is primarily driven by an increase in directors’ and officers’ insurance premium, as well as legal expenses incurred in connection with a commercial dispute and the defense of our intellectual property, which we expect to persist over the next several quarters.
Operating Loss
Operating loss increased from $4.0 million in the nine months ended September 30, 2019 to $7.7 million in the nine months ended September 30, 2020.
Financial Expenses, Net
Financial expenses, net for the nine months ended September 30, 2020 were $0.2 million, compared to $0.1 million in the nine months ended September 30, 2019.
Net Loss
Net loss for the nine months ended September 30, 2020 increased by $3.7 million, or 87.4%, to $8.0 million, compared with $4.3 million in the nine months ended September 30, 2019. This increase is primarily attributable to the increase in our operating loss, as described above.
Liquidity and Capital Resources
Since our incorporation in 1997, we have incurred operating and net losses in most of our years of operation. As of September 30, 2020, we had an accumulated deficit of approximately $116.6 million. We expect to continue to incur operating and net losses in the upcoming years, as we continue to invest in research and development and marketing and sales operations aimed at growing our business.
In the past several years, we financed our operations primarily through issuance of equity and debt to the public, private placements of our ordinary shares to institutional and other investors and loans from our major shareholders and commercial banks.
Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. Cash and cash equivalents are held primarily in U.S. dollars and NIS.
As of September 30, 2020, we had $41.2 million in cash, cash equivalents and short-term bank deposits, compared with $15.1 million as of December 31, 2019.
As of September 30, 2020 and December 31, 2019, we did not have any debt to a third-party, other than the short-term loans of $5.0 million from a bank under the Credit Agreement out of a total credit line of $20 million, as described below.
As of September 30, 2020, our working capital amounted to $42.5 million, compared with $15.0 million as of December 31, 2019.
2020 U.S. Public Offering.
In February 2020, we completed a registered public offering of 2,927,267 ADSs, each representing 30 ordinary shares of our company, at a price of $13.75 per ADS, for total gross proceeds of approximately $40.25 million, or total net proceeds of approximately $35.7 million after deducting underwriting discounts and commissions of approximately $2.8 million and offering expenses of approximately $1.8 million.

Credit Line.
On August 11, 2020, we entered into a new credit line agreement with an Israeli commercial bank, which replaced the credit agreement entered on February 9, 2020, under which the total credit line to be available, until June 19, 2022 (subject to meeting certain terms, as set forth in the agreement) under the credit facility will be $20 million, comprised of: (i) up to $13 million in long-term or short-term loan, or the Loan; and (ii) up to $7 million of short-term credit facility, or the Revolving Credit Line.
The key terms of the credit facility are as follows:
•
The first $10 million of the Loan will bear interest at the annual interest rate of the quarterly dollar LIBOR rate plus 5.3% and the remaining $3 million, if drawn, will bear annual interest of the quarterly dollar LIBOR rate plus 6.8%. The long-term loan is repayable in equal quarterly installments over three years from the date of the draw. Each draw of short-term loan will be repayable within a period of up to 90 days.

•
The draws under the Revolving Credit Line can be denominated in U.S. dollar or NIS, and if denominated in U.S. dollar, bears interest at the annual interest rate of the quarterly dollar LIBOR rate plus 4.%. The amount that can be drawn under the Revolving Credit line is depending on meeting a ratio of 125% between the balance of accounts receivable and the amount drawn. Each draw will be repayable within a period of up to 90 days.

•
The right to make any draws, whether under the Loan or the Revolving Credit Line, is conditioned upon us having cash balances in our account with the lending bank of not less than 30% of the total amount drawn for draws of up to $10 million in the aggregate and 40% of the aggregate amount exceeding $10 million.

As of September 30, 2020, we had a total outstanding principal amount of $5.0 million out of the Revolving Credit Line. No amount was drawn under the Loan as of such date.
In order to secure our obligations to the bank, we pledged and granted to the bank a first priority floating charge on all of our assets and a first priority fixed charge on (i) our intellectual property, goodwill, holdings in its subsidiaries and certain other, immaterial, assets; and (ii) all of the assets of our U.S. Subsidiary.
Cash Flows
The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the nine-month periods ended September 30, 2020 and 2019:
	Nine Months Ended September 30,
	2020	2019
	(in thousands) (Unaudited)
Net cash used in operating activities	$(8,056)	$(2,157)
Net cash used in investing activities	(17,654)	(9,474)
Net cash provided by financing activities	35,614	13,408
Increase in cash and cash equivalents	$9,904	$1,777
Operating Activities
Cash flows from operating activities consist primarily of loss adjusted for various non-cash items, including depreciation and amortization, share-based compensation expenses and gain or loss from reevaluation of derivatives. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable and other assets and accounts payable.
Net cash used in operating activities for the nine months ended September 30, 2020 was $8.1 million. This net cash used in operating activities primarily reflects a net loss of $8.0 million, net of non-cash expenses, net of $2.4 million, as well as an increase of $3.8 million in inventories due to the aforesaid increase in revenues, increasing safety inventory due to the COVID-19 pandemic and the launch of the WatchPAT ONE product and increase of $1.0 million in accounts receivables due to the aforesaid increase in revenues, offset by an increase of $1.7 million in accounts payable and an increase of $0.3 million in employee benefits. Net non-cash expenses of $2.4 million consisted primarily of depreciation and amortization of $1.3 million, share-based compensation of $1.0 million, and an increase of $0.2 million in provision for doubtful and bad debt, offset by net financial income of $0.2 million.
Net cash used in operating activities for the nine months ended September 30, 2019 was $2.2 million. This net cash used in operating activities primarily reflects a net loss of $4.3 million, net of non-cash expenses, net of $1.9 million, as well as an increase of $1.2 million in inventories due to the aforesaid increase in revenues and interest of $0.2 million paid on our bank credit line, offset by an increase of $1.3 million in accounts payable. Net non-cash expenses of $1.9 million consisted primarily of depreciation and amortization of $1.1 million, net financial expenses of $0.2 million, share-based compensation of $0.9 million, and an increase of $0.2 million in provision for doubtful and bad debt, offset by a net gain from changes in fair value of derivative instruments of $0.4 million relating to warrants, mainly attributable to share price decrease.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2020 was $17.7 million. This net cash used in investing activities is primarily attributable to investment in short-term bank deposits in the amount of $16.0 million and capital expenditure and capitalized development costs of $1.6 million.
Net cash used in investing activities for the nine months ended September 30, 2019 was $9.5 million. This net cash used in investing activities is primarily attributable to investment in short-term bank deposits in the amount of $9.0 million and capital expenditure and capitalized development costs of $0.4 million.
Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2020 was $35.6 million. This net cash provided by financing activities is primarily due to net proceeds from issuance of shares in a public offering in the net amount of $36.1 million, offset by the principle repayment of lease liabilities in the amount of $0.7 million.
Net cash provided by financing activities for the nine months ended September 30, 2019 was $13.4 million. This net cash provided by financing activities is primarily due to net proceeds from issuance of shares in a private placement in the net amount of $14.0 million, offset by the principle repayment of lease liabilities in the amount of $0.6 million.